Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549




LOGOS
LEGAL SERVICES
SINCE 1907


07025169

Reykjavik, July 3 2007
File no. 90-07-0158

42 New Broad Street
London EC2M 1JD
+44 (0) 207 920 3000
+44 (0) 207 920 3099

Efstaleiti 5
IS-103 Reykjavík
Iceland
+354 5 400 300
+354 5 400 301

logos@logos.is
www.logos.is

SUPPL

Re: Actavis Group hf. (File No. 82-34959)
Submission Pursuant to Rule 12g3-2(b)(iii)

Ladies and Gentlemen:

By letter dated February 13, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Actavis Group hf. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to Icelandic law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. News release (June 22, 2007): Actavis Group hf. announces **Acquisition and Tender offer – Announcement from Novator**. (enclosed).

2. News release (June 22, 2007): Actavis Group hf. announces **Company Announcement – Actavis' Board recommends Novator's revised offer**. (enclosed)

3. News release (June 25, 2007): Actavis Group hf. announces **Acquisition and Tender offer – Appendix to Offer Document**. (enclosed)

4. News release (July 2, 2007): Actavis Group hf. Announces **Robert Wessman, CEO of Actavis Group hf., and Sindri Sindrason, Board Member of Actavis Group hf. accept Novator´s offer.** (enclosed)

If the SEC has any questions or requires any further information, please contact the undersigned at +354 5 400 300. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me by fax. The number is +354 5 400 301.

Sincerely yours,
On behalf of Actavis Group

Ólafur Arinbjörn Sigurðsson, Partner
LOGOS legal services

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549




LOGOS
LEGAL SERVICES
SINCE 1907

Reykjavik, July 3 2007
File no. 90-07-0158

42 New Broad Street
London EC2M 1JD
+44 (0) 207 920 3000
+44 (0) 207 920 3099

Efstaleiti 5
IS-103 Reykjavík
Iceland
+354 5 400 300
+354 5 400 301

logos@logos.is
www.logos.is

Re: Actavis Group hf. (File No. 82-34959)
Submission Pursuant to Rule 12g3-2(b)(iii)

Ladies and Gentlemen:

By letter dated February 13, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Actavis Group hf. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to Icelandic law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. News release (June 22, 2007): Actavis Group hf. announces **Acquisition and Tender offer – Announcement from Novator**. (enclosed).

2. News release (June 22, 2007): Actavis Group hf. announces **Company Announcement – Actavis' Board recommends Novator's revised offer**. (enclosed)

3. News release (June 25, 2007): Actavis Group hf. announces **Acquisition and Tender offer – Appendix to Offer Document**. (enclosed)

4. News release (July 2, 2007): Actavis Group hf. Announces **Robert Wessman, CEO of Actavis Group hf., and Sindri Sindrason, Board Member of Actavis Group hf. accept Novator´s offer.** (enclosed)

If the SEC has any questions or requires any further information, please contact the undersigned at +354 5 400 300. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me by fax. The number is +354 5 400 301.

Sincerely yours,
On behalf of Actavis Group

Ólafur Arinbjörn Sigurðsson, Partner
LOGOS legal services

2007-06-22 15:01:57

Actavis Group hf. Acquisition and Tender offer - Announcement from Novator

On 10 May 2007 Novator, an investment firm owned by Bjorgolfur Thor Bjorgolfsson, announced to the OMX Nordic Exchange in Iceland that it would, through a newly formed company, Novator eignarhaldsfélag ehf. (hereinafter referred to as the "Offeror") make an offer for all the outstanding Class A shares of Actavis Group hf. ("Actavis") not already held by companies affiliated with the Offeror or held in treasury (the "Offer"). Companies affiliated with the Offeror collectively own 1,296,379,823 Class A shares of Actavis, representing approximately 38.5% of the issued Class A share capital and voting rights in Actavis.

On 1 June 2007 the Offeror made a voluntary bid pursuant to Article 38 of Act No. 33/2003 on Securities Transactions (the "Act"). The terms and conditions of the bid were presented in the official offer document that was sent to shareholders in Actavis (the "Offer Document").

The Offeror hereby announces that it has decided to make an improved offer pursuant to Article 44 of the Act subject to the same terms and conditions as set out in the Offer Document amended as follows (the "Revised Offer"):

- the cash consideration offered shall be increased to EUR1.075 (one euro and seven and a half cents) per outstanding Class A share in Actavis not held by the Offeror or affiliated companies or held in treasury (the "Offer Price"), representing an increase of approximately 10% from the original offer price;

- a potential additional cash payment (the "Additional Payment") to shareholders of Actavis Group hf. who accept this Revised Offer (an "Accepting Shareholder") for each outstanding Class A share in Actavis not held by the Offeror or affiliated companies or held in treasury, the terms of which are presented below.

The Revised Offer is subject to the following conditions (in addition to the conditions that are stipulated in the Offer Document):

- an unanimous recommendation by the Independent Directors of Actavis to Actavis' shareholders to accept the Revised Offer;

- irrevocable undertakings from the Independent Directors of Actavis to accept the Revised Offer.

Key Terms for Additional Payment
If, during the twelve months after the Revised Offer becomes unconditional, the Offeror sells or otherwise transfers, directly or indirectly, in one or more transactions (including by way of any grant of warrants or options, merger, material asset disposal, the relisting of shares or otherwise), 10% or more of its common shares (or any direct or indirect interest therein), excluding grants or sales of shares to employees of Actavis, any intra-group restructuring as well as any security interests granted over the shares, (calculated at the date when the Revised Offer becomes unconditional) in

Actavis (or any successor entity) to any third party (a "Later Sale"), at a price higher than the Offer Price ("the "Higher Sale Price"), the Offeror is obligated to notify all of the Accepting Shareholders that a Later Sale has taken place, no later than 5 business days after any agreement is reached in relation to a Later Sale.

Furthermore, the Offeror will make payment of the difference between the Higher Sale Price and the Offer Price (net of any reasonable transaction costs), pro rata on a per share basis through an Additional Payment to the Accepting Shareholders. Any Additional Payment to an Accepting Shareholder will be made in cash EUR, no later than 10 business days following the closing of any Later Sale transaction.

If any Accepting Shareholder disputes the Additional Payment within 28 business days after receipt of an Additional Payment, then such amount shall be independently determined by one of the Big 4 Accounting Firms, based upon such methodology that it deems reasonable (the "Determined Amount"). Such firm, which will be appointed by and for the account of the Offeror, will disclose the Determined Amount to all of the Accepting Shareholders, and such determination shall be binding upon the Offeror and all Accepting Shareholders. If the Determined Amount is higher than the Additional Payment, the Offeror will make payment of the difference in cash EUR to all Accepting Shareholders pro rata on a per share basis within 10 business days of such determination.

2007-06-22 16:24:28

Actavis Group hf. Company Announcement - Actavis' Board recommends Novator's revised offer

Reykjavik, Iceland, 22 June, 2007 — The Board of Actavis Group, the international generic pharmaceuticals company (OMX: ACT), notes the revised voluntary offer that Novator has made today to acquire A class shares of Actavis. Novator is an investment firm led by Bjorgolfur Thor Bjorgolfsson, Chairman of Actavis.

Under the terms of Novator's revised offer, Actavis shareholders would receive
EUR1.075 per share. This represents a premium of 19.6% to Actavis's share price
on 9 May 2007, the day immediately prior to Novator's announcement of its
initial offer, which was subsequently published on 1 June 2007. The revised offer represents an additional10.6% increase on the initial offer of EUR 0.98 per share.

Additional cash payment clause

In addition, the revised offer contains a clause where existing Actavis shareholders are entitled to receive an additional payment in the event that Novator sells 10% or more of its common equity interest in Actavis within 12 months of the revised offer closing. Full details of the additional payment clause are set out in Novator's revised offer.

Recommendation

The Board of Actavis, which excludes Bjorgolfur Thor Bjorgolfsson, Andri Sveinsson and Robert Wessman, has considered the terms of the revised offer by Novator.

Following consultation with JPMorgan, who have acted as financial advisors, the Board believes that the terms of the revised offer are fair and reasonable to Actavis shareholders. According to article 41 of the Act no. 33/2003 on securities transactions in Iceland, the Board has also taken into account other factors included in the offer such as the way the bid will be financed and Novator's future plans for Actavis' senior management, details of which have
been set out in the published offer.

Accordingly, Actavis' Board unanimously recommends that Actavis shareholders
accept the revised offer from Novator.

For further information:

Sindri Sindrason, Actavis Board member
(+354) 892-4481

Halldor Kristmannsson, VP Corporate Communications
(+354) 535-2300 / 840-3425

hkristmannsson@actavis.com

About Actavis
Actavis is one of the world's leading generic pharmaceutical companies specializing in the development, manufacture and sale of generic pharmaceuticals. Based in Iceland, the company has operations in 39 countries, with over 11,000 employees. The Company's market capitalization is approximately EUR3.3bn and it's listed on the OMX Exhange in Iceland.
For
further information, visit www.actavis.com

2007-06-25 12:33:38

Actavis Group hf. Acquisition and Tender offer - Appendix to Offer Document

See attachment.

ACCEPTANCE OF OFFER
- FOR SHARES IN ACTAVIS GROUP HF. -

Name of shareholder	Icelandic Id. No.
Address	Post code and town/city
Telephone no.	Country

The abovementioned party (hereinafter also referred to as the "Shareholder") owns the following number of shares in Actavis Group hf., Id. No. 500269-7319, according to the shareholders' registry of Actavis Group hf. at the end of 30 May 2007.

		EUR 1.075		
Number of shares in Actavis Group hf. (hereinafter also referred to as the "Shares")	x	Takeover offer price per share	=	Total purchase price in EUR

The Shareholder hereby agrees to and accepts, by signing this acceptance form, the takeover offer of Novator eignarhaldsfélag ehf., Id. No. 650407-0590, (hereinafter also referred to as the "Offeror") for all of my Shares in Actavis Group hf. as stated above, at the price per share of EUR 1.075, to be paid for with cash, all in accordance with the terms and conditions stated in the offer document published by the Offeror on 1 June 2007, as well as the amendments stated in the appendix to the Offeror's offer document on 23 June 2007 (together the original offer document and the appendix are hereinafter also referred to as the "Offer Document"). Payment of the purchase price is subject to the particulars provided in this acceptance form being accurate and complete.

The Shareholder confirms that he/she has received in the proper manner the Offer Document and all accompanying documents, and consents to all the terms and provisos set forth therein by the Offeror. In addition, the Shareholder declares that he or she is the legal owner of the Shares, that the Shares are free of any mortgage or encumbrance and hereby authorises the Offeror and Landsbanki Islands hf. to examine whether the transfer of title can be accomplished as provided for in Act No. 131/1997, on Electronic Registration of Title to Securities.

Upon the takeover offer being declared unconditional, Landsbanki Islands hf. is hereby granted unlimited and irrevocable authorisation to transfer the Shares from my electronic securities account (hereinafter also referred to as a "VS Account") and register them in the Offeror's VS Account, provided that a deposit of the purchase price in accordance with the Offer Document is made at the same time to the Shareholder's bank account as indicated below. The Shares are registered in a VS Account with the account operator indicated below (*please tick as applicable*):

☐ Byr sparisjóður	☐ Kaupþing banki hf.	☐ SPRON
☐ Glitnir banki hf.	☐ Landsbanki Íslands hf.	☐ VBS Fjárfestingarbanki hf.
☐ Íslensk verðbréf hf.	☐ MP Fjárfestingarbanki hf.	☐ ______ *Other VS Account operator*

If the Shareholder does not hold a VS Account in which the Shares are registered, this acceptance implies unlimited and irrevocable authorisation to Landsbanki Islands hf. to open a VS Account to enable the transfer of the Shares and to perform such other actions as are necessary for the transfer. The VS Account concerned will only be utilised for the abovementioned purpose. The Shareholder shall bear no cost involved in the opening of such a VS Account.

Payment of the purchase price will be made no later than 5 (five) business days after expiration of the Offeror's takeover offer. The Shareholder requests that payment for the Shares will be completed as follows:

	Bank branch	Ledger	Account No.
☐ Deposit the purchase price in the Shareholder's EUR bank account		38	
☐ Deposit the purchase price in the Shareholder's ISK bank account*			

☐ Deposit the purchase price in a new EUR account to be set up by Landsbanki (*Landsbanki will send appropriate application form*)

* *Conversion to ISK will be made at the applicable conversion rate at the time of payment.*

Icelandic law shall apply to the Offeror's takeover offer and this acceptance form. Any disputes which may arise concerning the Offeror's takeover offer or this acceptance form shall be resolved by the Reykjavik District Court, Iceland.

This acceptance form, properly completed, must be delivered to Landsbanki Islands hf., Hafnarstraeti 5, 155 Reykjavik, Iceland, c/o Actavis Offer, or sent via fax number +(354) 410 3002, before 16:00 on 9 July 2007.

Date and location	*Signature*

Witnesses to the correct date and the Shareholder's signature and financial legal competency.

Name and Id. No	*Name and Id. No.*

Appendix to Official Offer Document regarding takeover bid to shareholders of Actavis Group hf. made on 1st June 2007

On 1 June 2007, Novator eignarhaldsfélag ehf (the "Offeror") made an offer to acquire all the outstanding Class A shares in the capital of Actavis Group hf. not already held by companies affiliated with the Offeror or held in treasury (the "Offer"). The Offer was made to all holders of Class A shares of Actavis Group hf. The Offeror has now decided to improve the terms of its Offer (the "Revised Offer") the details of which are outlined in this appendix.

Shareholders are recommended to refer to the Official Offer Document issued on 1 June 2007 (the "Original Offer Document") and read this appendix alongside it. Unless and to the extent amended by this appendix, the terms and conditions of the Revised Offer are as set forth in the Original Offer Document.

Unless otherwise stated, all defined terms used in this appendix shall bear the meanings given to them in the Original Offer Document.

Increased offer price

The offer price is increased from EUR 0.98 to EUR 1.075 in cash for each Class A share, free from any pledges and encumbrances (the "Increased Offer Price").

Potential additional cash payment

The Offeror commits to make an additional cash payment in respect of each Class A share to holders of Class A shares who accept the Offer or the Revised Offer ("Accepting Shareholders") in the event the Offeror makes a Disposal (as defined below) of 10% or more of the Class A shares in Actavis held by it following Completion (as defined below) to an unrelated third party at a price higher than the Increased Offer Price (the "Higher Sale Price"), during the twelve months after the Revised Offer becomes unconditional in all respects in accordance with its terms, or is otherwise completed in accordance with Act No. 33/2003 on Securities Transactions ("Completion").

A 'Disposal" shall mean any disposal, sale or transfer of the Class A shares or of any interest in the Class A shares held by the Offeror (including of shares in any group holding company or successor entity of Actavis) and shall include any grant of warrants or options to acquire such shares, acceptance of a takeover offer, merger, disposal of material assets of Actavis, or a flotation of any company holding substantially all the assets which are currently held by Actavis. A "Disposal" shall exclude any issue of shares or options to acquire shares to employees of Actavis, any intra-group restructuring, as well as any security interests granted over the shares.

The Offeror shall pay the difference between the Higher Sale Price and the Increased Offer Price (net of any reasonable transaction costs) to Accepting Shareholders, such payment to be pro rata on a per share basis (the "Additional Cash Payment").

The Offeror shall notify all Accepting Shareholders no later than 5 business days after such a Disposal has been completed. Any Additional Cash Payment due to Accepting Shareholders will be made in cash in EUR no later than 10 business days following the completion of such Disposal.

In the event that any Accepting Shareholder disputes the amount of the Additional Cash Payment, he or she must serve a written notice on the Offeror, stating the reasons for such dispute, within 28 business days after receipt of an Additional Cash Payment. Following receipt of such notice from an Accepting Shareholder, the amount of the Additional Cash Payment shall then be referred for independent determination by auditors from either KPMG, PricewaterhouseCoopers, Ernst & Young or Deloitte & Touche (the "Independent Auditor"), based upon such methodology that the Independent Auditor deems reasonable (the "Determined Amount"). The Independent Auditor, which will be appointed by the Offeror, will disclose the Determined Amount to all of the Accepting Shareholders, and such determination shall then be binding upon the Offeror and all Accepting Shareholders. If the Determined Amount is higher than the Additional Payment, the Offeror will make a payment of the difference between the Determined Amount and the Additional Cash Payment in cash in EUR to all Accepting Shareholders pro rata on a per share basis within 10 business days of such determination.

Conditions

The Revised Offer is conditional upon: a) the receipt of a unanimous recommendation by the independent directors of the board of Actavis to holders of the outstanding Class A shares to accept the Revised Offer; and b) each independent director of the board of Actavis who is also a holder of Class A shares giving an irrevocable undertaking to the Offeror (in a form acceptable to the Offeror) that he will accept the Revised Offer in respect of the Class A shares held by him or on his behalf. All other conditions set out in Chapter VII of the Original Offer Document continue to apply.

Acceptance and payment

Shareholders who wish to accept the Revised Offer, should declare their acceptance by signing the acceptance form, which has been sent to their address as registered in the share registry of Actavis, and send it back, properly completed, to Landsbanki Islands hf. at Hafnarstraeti 5, 155 Reykjavik, Iceland, "c/o Actavis Offer", in the reply envelope provided. Shareholders can also accept the Revised Offer by sending the acceptance form, properly completed, by fax to +(354) 410 3002 or enter Landsbanki's website, www.landsbanki.is, and use the access information provided in the letter to Actavis's shareholders.

Payment for shares in respect of which acceptances are received will be made in the form of cash in EUR and deposited into the respective shareholder's bank account specified in the acceptance form.

Shareholders who have already accepted the Offer must send an acceptance form in respect of the Revised Offer if they wish to accept the Revised Offer. If any such shareholder does not submit an acceptance form in respect of the Revised Offer, the Offeror reserves the right to treat its acceptance of the Offer as a valid acceptance of the Offer, rather than of the Revised Offer.

Validity period

The Revised Offer is valid until 16:00 on 9 July 2007. Acceptance of the Revised Offer must be received by Landsbanki Islands hf., Hafnarstraeti 5, 155 Reykjavik, Iceland, prior to the expiry of the validity period. The Offeror reserves the right to determine whether acceptance forms which are received after the validity period has lapsed will be accepted.

Save to the extent amended by this appendix, the Revised Offer is subject to the same rights and conditions as are detailed in the Original Offer Document.

Reykjavik, 23 June 2007


NOVATOR

Novator eignarhaldsfélag ehf.


Landsbanki

Landsbanki Corporate Finance.

Amendments to a takeover bid of Actavis Group hf.


NOVATOR

On 1 June 2007 Novator eignarhaldsfélag ehf. (the "Offeror") made an offer for all the outstanding Class A shares in the share capital of Actavis Group hf. not already held by companies affiliated with the Offeror or held in treasury (the "Offer"). The Offeror hereby announces that it has decided to amend the Offer offering more favourable terms for shareholders (the "Revised Offer"). The Revised Offer is subject to unanimous recommendation by all of the Independent Directors of Actavis to Actavis' shareholders to accept the Revised Offer and irrevocable undertakings from the Independent Directors to accept the Revised Offer.

INCREASED OFFER PRICE

The offer price has been increased to EUR 1.075 (one Euro and seven and a half cents) in cash for each Class A share not already held by companies affiliated with the Offeror or held in treasury, free from any pledges and encumbrances (the "Increased Offer Price"). This represents an increase of approximately 10% from the original offer price.

POTENTIAL ADDITIONAL CASH PAYMENT

If, during the twelve months after the Revised Offer becomes unconditional, the Offeror sells or otherwise transfers, directly or indirectly, in one or more transactions (including by way of any grant of warrants or options, merger, material asset disposal, the relisting of shares or otherwise), 10% or more of the Class A shares held by it following completion of the Revised Offer (or any direct or indirect interest therein), excluding grants or sales of shares to employees of Actavis, any intra-group restructuring as well as any security interests granted over the shares, in Actavis (or any successor entity) to any unrelated third party (a "Disposal"), at a price higher than the Increased Offer Price (the "Higher Sale Price"), the Offeror is obliged to notify all of the accepting shareholders that a Disposal has taken place, no later than 5 business days after any agreement is reached in relation to a Disposal.

The Offeror will make payment of the difference between the Higher Sale Price and the Increased Offer Price (net of any reasonable transaction costs), pro rata on a per share basis through an additional payment to the accepting shareholders. Any additional payment to an accepting shareholder will be made in cash EUR, no later than 10 business days following the closing of any Disposal transaction.

Further information on any additional cash payment and amendments to the Offer is published in an appendix to the official offer document which will be sent to shareholders and can also be obtained at Landsbanki Islands hf. or on Landsbanki's website, www.landsbanki.is.

ACCEPTANCE

Shareholders listed in Actavis' shareholder registry at the closing of trade on 30 May 2007 will receive an appendix to the offer document, a revised acceptance form, a copy of a guarantee and a reply envelope. Shareholders who wish to accept the Revised Offer should declare so by signing the acceptance form and send it back, properly completed, to Landsbanki Islands hf. at Hafnarstræti 5, 155 Reykjavík, Iceland, "c/o Actavis Offer", in the reply envelope provided. Shareholders can also accept the Revised Offer by sending the acceptance form, properly completed, by fax to +(354) 410 3002 or enter Landsbanki's website, www.landsbanki.is, and use the access information provided in a letter to Actavis shareholders.

VALIDITY PERIOD

In accordance with law the takeover bid's validity period has been extended until 16:00 on 9 July 2007. Acceptances of the bid must be received by Landsbanki Islands hf. before the validity period expires. The Revised Offer is made subject to certain conditions that are detailed in the offer document and its appendix being satisfied or waived by the Offeror. Shareholders are encouraged to return the acceptance form properly completed as soon as possible.

MANAGER

The Corporate Finance team of Landsbanki Islands hf. is acting as advisor to the Offeror and manager of the takeover bid. All documents relating to the takeover bid can either be obtained from Landsbanki Islands hf. at Hafnarstræti 5, 3rd floor, 155 Reykjavik, Iceland, or Landsbanki's web site, www.landsbanki.is. Landsbanki's Securities and Pension Services provides further information concerning the Revised Offer, tel. +(354) 410 4040. Enquiries can also be sent to the following e-mail address: Actavis-tilbod@landsbanki.is.

Landsbanki

2007-07-02 11:50:39

Actavis Group hf. Company Announcement - Robert Wessman, CEO of Actavis Group hf., and Sindri Sindrason, Board Member of Actavis Group hf. accept Novator's offer

Reykjavik, Iceland, June 29, 2007.
Robert Wessman, CEO of Actavis Group hf., has announced to Novator that the
takeover bid of Novator for all shares in Actavis Group hf. is accepted by Robert Wessman and related parties. Total number of shares is 136,732,633 and
all terms and conditions of the Novator bid apply to the acceptance by Robert
Wessman and related parties.

Sindri Sindrason, Board Member of Actavis Group hf., has announced to Novator
that the takeover bid of Novator for all shares in Actavis Group hf. is accepted by Sindri Sindrason and related parties. Total number of shares is
21,658,059 and all terms and conditions of the Novator bid apply to the acceptance by Sindri Sindrason and related parties.

The offer price is EUR 1.075 for each share. Conditions set forth in the offer
are still valid so the sale of the shares has not been effected.


END